Trombly Business Law
                                                   1320 Centre Street, Suite 202
                                                                Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426

Amy  M.  Trombly,  Esq.
amy@tromblybusinesslaw.com

October  26,  2006

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.,  Mail  Stop  7010
Washington,  DC  20549

   Attn:     Mr.  Jeffrey  Riedler

     Re:     DNAPrint  Genomics,  Inc.
             Registration  Statement  on  Form  SB-2
             File  Number:  333-137323

Dear  Mr.  Riedler:

I am securities counsel for DNAPrint Genomics, Inc. (the "Company"). I am responding to one comment received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated September 22, 2006. The comment and response are below.

Form  SB-2
----------

Comment 1. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response  1.      Rule  415(a)(1)(i)  of  Regulation  C  says:

        (a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future. Provided, that:

                (1)  The  registration  statement  pertains  only  to:

                        (i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary

The Company believes it satisfies Rule 415(a)(1)(i) because it is registering securities on behalf of a person other than the registrant.

The  Nature  of  the  Transaction

Rule 415(a)(1)(i) of Regulation C provides for securities to be offered or sold on a continuous or delayed basis in the future, by or on behalf of a person or persons other than the registrant. This is typically called "a secondary offering." In this case, the Company has issued convertible debt and common shares.

The Company filed this Registration Statement on Form SB-2 to register the shares it had issued in private placements and shares underlying convertible debt. Since the shares are being registered for persons other than Company and are to be sold on a continuous or delayed basis in the future, the nature of the transaction complies with Rule 415(a)(1)(i).

The  Size  of  the  Transaction

The issue raised by the Staff is whether the offering described on the Registration Statement should be viewed as a secondary or primary offering due to the number of shares being offered. In discussing whether a secondary by an affiliate should be considered an offering on behalf of the issuer, i.e. a primary offering, Interpretation 20 of the Manual of Publicly Available
Telephone Interpretations, section H., Form S-3, said "secondary sales by affiliates may be made under the General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliates owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case by case basis."

Although the Company is not S-3 eligible, the Company believes this same logic regarding the percentage of shares owned could be applied to this case. The Company is registering 117,500,000 shares for Dutchess Private Equities Fund and 45,000,000 shares for La Jolla Cove Investors which together represent approximately 40% of the Company's outstanding shares as of September 7, 2006. The remainder of the shares on the Registration Statement represent shares owned by various selling shareholders. The number of shares being registered for the large investors are well below the 50% referenced in the Staff Telephone Interpretation. Additionally, pursuant to the terms of the convertible debt, the shares can not be issued all at one time. Therefore, as a practical matter, unlike a private placement of common stock, the shares underlying the convertible debt can not all enter the market at the same time. This should soften the impact of sales into the market.

Case law has consistently held that 4.99% restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int'l., No. 00-7630. Although the matter at hand does not relate to
Section 16(b), the Company believes that this position is relevant to the determination of who is an "affiliate" for purposes of Telephone Interpretation H20. Both Dutchess and LaJolla Cove have 4.99% limitations in their convertible debt instruments. For these reasons, the Company believes that Dutchess and La Jolla Cove are not "affiliates" and this offering is more akin to a secondary offering.

Interpretation 29 of section D, Rule 415, Form S-3, said that "the question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who received the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Company believes the offering described in the Registration Statement is a secondary offering and has analyzed the offering based on the factors pointed out in the Manual of Publicly Available Telephone Interpretations, section D as follows:

1.  How  long  the  selling  shareholders  have  held  the  shares:

The Company issued convertible debt to La Jolla Cove Investors in December 2003 and Dutchess has been an investor in the Company since September 2004. The other selling shareholders were issued shares as described in the Registration Statement. In some cases, the selling shareholders do not yet have their shares because they have not yet converted debt into equity. However, given the long term nature of the Company's relationship with LaJolla Cove and Dutchess, the Company believes this factor makes the offerings described in the Registration Statement more like a secondary offering.

2.  Circumstances  under  which  the  investors  received  their  shares:

La Jolla and Dutchess are investors in the Company and have invested funds for over two years in various instruments. The Company believes its relationship with La Jolla and Dutchess and the terms of the convertible debt make this offering more like a secondary offering than a primary offering. Additionally, the Company relies on the funding provided by LaJolla and Dutchess and uses the funds as it receives them. The Company registered the shares underlying the convertible debt at a later date. The Company believes this delayed registration process also is more similar to a secondary offering rather than a primary offering.

3.  The  Investor's  relationship  to  the  issuer:

Both La Jolla and Dutchess have invested in the Company over several years. The Company has relied on these investors to provide funding when necessary. The investments covered in part by this Registration Statement are in the form of convertible debt rather than equity that can be quickly sold into the marketplace. Neither of these investors invests in the Company by raising money in the open market. To the Company's knowledge, neither of these investors performs that function for other companies. La Jolla and Dutchess are not affiliates with the Company. The Company's relationship with LaJolla and Dutchess is different than a typical primary offering relationship. LaJolla, and Dutchess do not look for further investors in the Company. LaJolla and Dutchess sell their shares into the market upon conversion of the convertible debt. Additionally, Dutchess does not take a finder's fee, commission or other payment on the shares it sells into the market. In this regard, Dutchess acts like a selling shareholder rather than a placement agent or broker/dealer. The Company believes its relationship with LaJolla and Dutchess make this offering more similar to a secondary offering rather than a primary offering.

4.  The  amount  of  shares  involved:

As of September 7, 2006, the Company had 403,598,874 shares of common stock outstanding. The Company is registering 117,500,000 shares for Dutchess Private Equities Fund and 45,000,000 shares for La Jolla Cove Investors which together represent approximately 40% of the Company's outstanding shares as of September 7, 2006. The remainder of the shares on the Registration Statement represent shares owned by various selling shareholders.

The amount of shares being registered will not enter the market all at one time. Pursuant to the terms of the convertible debt, the Company will only issue shares of common stock upon certain occurrences. The additional selling shareholders may sell their shares at any time or may continue to hold them. The Company believes the amount of shares being offered and the nature of the instruments as described in the Registration Statement make this offering more similar to a secondary offering rather than a primary offering.

5.  Whether  the  sellers  are  in  the  business  of  underwriting  securities.

LaJolla Cove and Dutchess are private equity funds. To the Company's knowledge, LaJolla and Dutchess do not act as underwriters, broker/dealers, placement agents or finders for companies that they invest in. The Company believes the fact that LaJolla and Dutchess are not in the business of underwriting securities makes this offering more similar to a secondary offering rather than a primary offering.

6. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer:

LaJolla and Dutchess are long term investors in the Company. They structure instruments to invest in the Company for the purposes of providing financing to the Company. LaJolla and Dutchess do not find purchasers for the Company's shares because they do not act as underwriters. The Company believes the above analysis concludes that the Company is conducting a secondary offering rather than a primary offering.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                              Regards,


                              /s/  Amy  M.  Trombly
                              ---------------------
                              Amy  M.  Trombly
                              Counsel  for  DNAPrint  Genomics,  Inc.

cc:     DNAPrint  Genomics,  Inc.